MEDIASET

12g3-2(b)

RECEIVED
2006 OCT -5 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

06017362

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 2nd October 2006

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of August.

Please, do not hesitate to contact our offices for any further informations.

PROCESSED
OCT 18 2006
THOMSON FINANCIAL

Yours faithfully.

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

Annual Informational Record –Article 54 Consob resolution n. 11971 on May 14, 1999

Information made available via the NIS (Network Information System) and made public on the web site "www.mediaset.it"

		Nis			site
Date	**Nature**	**Price Sensitive**	**Non Price Sensitive**	**Document**	**Document**
21/04/2005	Notice--Publitalia shareholders' meeting to appoint a new CDA	X			X
22/04/2005	Notice – Publication in daily newspapers to postpone the second call for the Mediaset shareholders' meeting		X		
22/04/2005	Notice – Adoption of new international accounting standards IAS/IFRS	X			X
27/04/2005	Annual Report on Corporate Governance 2005			X	X
29/04/2005	Notice – Approval of the 2004 balance – Mediaset shareholders' meeting	X			X
29/04/2005	Notice – Publication in daily newspapers that the Mediaset 2004 balance was deposited		X		
29/04/2005	2004 civil and consolidated Mediaset Balance			X	X
04/05/2005	Notice - Telecinco S.A. – first quarter balance approval	X			X
05/05/2005	Mediaset – minutes of the 2005 annual shareholders' meeting (with attachments)			X	X
10/05/2005	Notice - Mediaset S.p.A. – 2004 balance reclassified according to the new "IAS/IFRS" accounting standards	X			X
10/05/2005	2004 balance analysts' presentation reclassified according to the new "IAS/IFRS" accounting standards			X	X
17/05/2005	Notice – Approval of the 2005 Mediaset Group first quarter financial year	X			X
17/05/2005	Approval of the 2005 Mediaset Group first quarter financial year (English)			X	X
17/05/2005	Analysts' first quarter 2005 financial year presentation			X	X
18/05/2005	Notice - Mediaset – publication in daily newspapers that the 2005 first quarter was deposited		X		
19/05/2005	Mediaset – first quarter report as at March 31, 2005			X	X

12/07/2005	Civil and consolidated Mediaset Balance (English)			X	X
28/07/2005	Notice - Telecinco S.A. – 2005 first semester approval	X			X
29/07/2005	Notice - Mediaset purchases Home Shopping Europe S.p.A.	X			X
03/08/2005	Mediaset – 2005 first quarter report (English)			X	X
12/09/2005	Notice - Telecinco S.A. – Forecast of 2005 third quarter advertising revenues	X			X
13/09/2005	2005 first semester analysts' presentation			X	X
13/09/2005	Notice - Mediaset – "Mediaset Premium" rechargeable cards	X			X
13/09/2005	Notice - 2005 Mediaset Group first quarter approval and buyback operation launched by Mediaset S.p.A. (*)	X			X
16/09/2005	Notice – Publication in daily newspapers that the 2005 semester Report was deposited		X		
19/09/2005	Mediaset – 2005 semester report 2005			X	X
25/10/2005	Mediaset - 2005 semester report (English)			X	X
26/10/2005	Notice - Telecinco S.A. – approval of the 2005 first nine month report	X			X
08/11/2005	2005 third quarter analysts' presentation			X	X
08/11/2005	2005 third quarter approval	X			X
09/11/2005	Notice - Mediaset – definition of a 5% growth objective on advertising revenues in Italy	X			X
10/11/2005	Notice - Mediaset – 2005 profit growth in the first nine months	X			X
11/11/2005	Mediaset – Third quarter report as at September 30, 2005			X	X
16/11/2005	Mediaset – presentation to the TMT Conference analysts – Barcellona			X	X
24/11/2005	Notice - Telecinco S.A. – 2005 advertising revenues	X			X
30/11/2005	Mediaset – 2005 third quarter report (English)			X	X
21/12/2005	Notice - Mediaset acquires frequencies from Europa TV to launch the new DVBH network	X			X
23/12/2005	Notice - Operation Buyback – closing the re-purchase plan pertaining to the company's own shares (13/09/05 – 23/12/05) (*)	X			X
23/12/2005	Notice – Agreements between Juventus and the Mediaset Group – Mediaset purchases television rights for the 2007/2008 and 2008/2009 seasons	X			X
29/12/2005	Notice - Mediaset sells 25% of Gestevision Telecinco S.A. to its	X			X

	wholly owned holding Mediaset Investimenti S.p.A.				
11/01/2006	Notice - Mediaset exercises the sale option of its stake in HOPA	X			X
13/01/2006	Notice - Mediaset 2006 institutional meetings calandar	X			X
13/01/2006	Notice - Mediaset sells out Juventus satellite rights to Sky	X			X
19/01/2006	Notice - Mediaset Investiment SARL, wholly owned by Mediaset S.p.A., sells to Mediaset Investimenti S.p.A. 25,13% of Telecinco S.A. company capital	X			X
31/01/2006	Notice - Mediaset purchases Inter and Livorno television rights	X			X
31/01/2006	Notice – Arranging the calendar for 2006 Mediaset institutional meetings	X			X
03/02/2006	Notice – Sale by Mediaset of shares held in HOPA occurred	X			X
07/02/2006	Notice - Mediaset sells Inter satellite rights to Sky	X			X
23/02/2006	Notice – Declaration of Vice President Pier Silvio Berlusconi	X			X
01/03/2006	Notice - Telecinco S.A. 2005 balance	X			X
08/03/2006	Notice - Publitalia '80 S.p.A. 2005 annual balance	X			X
14/03/2006	Analysts 2005 balance presentation (English)			X	X
14/03/2006	Notice - 2005 Mediaset Group consolidated balance	X			X
16/03/2006	Publication in daily newspapers that the 2005 balance was deposited		X		X
16/03/2006	Publication in daily newspapers on calling the 2006 meeting		X		X
23/03/2006	Publication in foreign daily newspapers on calling the 2006 meeting		X		X
23/03/2006	Mediaset – Annual report on Corporate Governance 2006			X	X
23/03/2006	Mediaset – Explanatory report of the Board to the 2006 meeting			X	X
24/03/2006	Mediaset – 2005 civil and consolidated balance			X	X
28/03/2006	Mediaset – Report of the Auditors Company on the civil and consolidated balance as at 31.12.2005			X	
28/03/2006	Mediaset – Board of Auditors Report to the meeting			X	X
28/03/2006	Mediaset – A summing up prospect of essential information regarding the subsidiaries			X	X
05/04/2006	Notice - Telecinco S.A. 2005 balance approval	X			X
10/04/2006	Mediaset – 2005 civil and consolidated Balance (English)			X	X
14/04/2006	List of candidates for the office of Mediaset administrators				X

14/04/2006	Curriculum vitae of candidates for the office of administrators				X
18/04/2006	Mediaset – Publication in daily newspapers that the company balance was deposited		X		

(*)Mediaset made public on a daily basis (price sensitive) the operations that took place for re-purchasing their own shares over the entire period of the plan and, precisely, from 14/09/2005 to 23/12/2005.

Informazioni rese disponibili tramite NIS – Internal Dealing

		Nis			site
Data	Nominativo	Price sensitive	Non Price Sensitive	Document	Document
15/09/2005	Paolo Vasile	X			
26/09/2005	Giuliano Adreani	X			
	Fedele Confalonieri	X			
03/10/2005	Pier Silvio Berlusconi	X			
	Marco Giordani	X			
	Alfredo Messina	X			
	Massimo Musolino	X			
	Giuseppe Tringali	X			
03/01/2006	Massimo Musolino	X			
05/01/2006	Fedele Confalonieri	X			
12/01/2006	Fulvio Pravadelli	X			
	Niccolò Querci	X			
17/01/2006	Luigi Colombo	X			
26/01/2006	Marco Seniga	X			
	Manuel Villa Nueva	X			
	Giuliano Adreani	X			

01/02/2006	Franco Ricci	X			
	Gina Nieri	X			
	Marco Giordani	X			
	Mauro Crippa	X			
02/02/2006	Giuseppe Tringali	X			
07/02/2006	Paolo Vasile	X			

GRUPPO MEDIASET
MEDIASET

RECEIVED
2006 OCT -5 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press Release

Mediaset Board of Directors Meeting 12 September 2006

INTERIM REPORT FOR THE FIRST HALF OF 2006 APPROVED

Condolidated results

Net revenues: €1,994.1 million

Ebit: €651.7 million

Net profit: €332.5 million

The Board of Directors of Mediaset met today under the Chairmanship of Fedele Confalonieri to approve the management's report on the Mediaset Group's results for the first half of 2006.

In Italy **Publitalia '80's TV advertising revenues** for the Mediaset channels came to **€1,576.2 million**, a fall of 1.4% compared with the first half of 2005. In particular, after the 2.3% increase recorded in the first quarter, there was a slowdown in advertising investments, affected by the Easter holidays, a general election and the World Cup football championship.

Ratings were very positive for Mediaset's channels and in the first six months of 2006 Mediaset confirmed its leadership among viewers between the ages of 15 and 64 (the commercial target) who account for 70% of the Italian population and on whom 80% of advertising investments are targeted. Mediaset channels lead in this premium audience band with a **42,9% share in daytime and 42.9% in the 24-hours**.

On the digital terrestrial pay-per-view front, results during the first six months of 2006 were especially positive, with sales of around 511.000 new rechargeable pre-paid **"Mediaset Premium"** cards and around 1,400,000 recharges.

Excellent results were also generated in Spain by the **Telecinco Group**.
Advertising sales by Publiespana came to **€511.9 million**, an **increase of 3.0%** on the first half of 2005.
During the first half of 2006 Telecinco confirmed its undisputed leadership in the **commercial target** of reference (16-59-year-olds), that of most interest to advertisers, both **in the entire day (23.2%) and in prime time (24.2%)**.

MEDIASET GROUP CONSOLIDATED RESULTS

The Group's performance in the first six of 2006 can be summarised as follows:

- **consolidated net revenues** came to **€1,994.1 million**, compared with €1,980.2 million in the first half of 2005 **(+0.7%).**

- **EBIT** came to **€651.7 million**, which shows a difference of €145.8 million compared with the same period of the previous year (€797.5 million) which benefited from a capital gain of €43.1 million deriving from the sales of a 1.9% stake in Telecinco.

- **operating profit**, as a proportion of consolidated net revenues (**operating profitability**), came to **32.7%**, a reduction on the 40.3% in the first half of 2005.

- **profit before taxation** and minority interest came to **€646.3 million**, compared with €788.9 million for the first six months of 2005.

- **net profit** for the Group, net of estimated taxation, came to **€332.5 million**, compared with €426.6 million for the first half of the previous year.

- the Group's **net financial position** went from the -€358.0 million on 31 December 2005, to **-€764.7 million** on 30 June 2006, mainly as a result of the effects of dividend distribution by the parent company and the subsidiary Telecinco for a total of €633.4 million.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- **consolidated net revenues** in the first half of 2006 came to **€1,472.2 million**, a 0.1% increase on the same period of the previous year (€1,471.2 million).

- **Total television costs** (labour costs + TV operating expenses + amortisation of TV rights), grew by 6.0%, in line with expectations. This change is markedly lower than the cost dynamics of the first quarter of 2006 that was affected by substantial production efforts by the channels that had been planned for the fist part of the year. During the second quarter television operating expenses remained essentially in line with those of the same period of 2005 (+0.6%).

- **EBIT** came to **€387.8 million**, compared with the €538.8 million of the first six months of 2005. This figure, as well as the abovementioned impact of the dynamics in the advertising market in 2006, was also affected by the fact that the Ebit figure for the first half of 2005 benefited from the capital gain deriving from the sale of a 1.9% stake in Telecinco.

- **profit before taxation** went from the €527.3 million of the first six months of 2005, to **€377.6 million** this time.

- **net profit** came to **€239.0 million**, compared with the €336.3 million of the first half of 2005.

Spain

- In the first six months of 2006 the **consolidated net revenues** generated by the Telecinco Group came to **€523.3 million**, compared with the €509.0 million of the same period of the previous year.

- **overall costs** of the Telecinco Group (operating costs + amortizations and depreciations) showed a contained increase of 2.6% compared with the same period of the previous year.

- Telecinco's **operating profit** rose to **€264.4 million**, compared with the €256.6 million of the first six months of 2005.

- **pre-tax profit** came to **€269.1 million** compared with the €259.5 million of the first half of 2005.

- **net profit** reached **€186.4 million**, compared with the €175.9 million of the first six months of 2005.

• FORECAST FOR THE FULL YEAR

- In the two-month period July/August (from 10 July to 2 September 2006, excluding, consequently, the period that coincided with the final phase of the World Cup) in the commercial target (15-64-year-olds) Mediaset channels outperformed Rai channels in all time bands, confirming the absolute primacy of Canale 5 and the third place of Italia 1.

  In the same period, across the total audience, Mediaset channels had an average share of 40.5% in the 24-hours, al 41.1% in prime time and 40.2% in daytime.

  Canale 5, in the early evening, con with an average share of 21.1% matched Rai 1, while Italia 1, with a respective share of 12.9% and 12.6% outperformed Rai 2 both in daytime and in the 24-hours.

- After 8 months Telecinco confirms its leadership both in the daily average share of 21.3% and in prime time with 21.5%. In particular Telecinco was for the first time in its history the most popular channel also in the month of August with an average share of 20.6%, ahead of Antena 3 and TVE1 that meanwhile suffered a marked slowdown that benefited the new channels Cuatro and Sexta.

- Advertising sales for Mediaset channels after eight months show a performance in line with that of the first half of 2006.

- Concerning the Mediaset Premium offer, to date more than 2.1 million smart cards and around 3.2 million recharges have been sold.

- On the basis of the lower results recorded at the end of the first half and the evidence currently available, the company expects to be able to post a consolidated result from its characteristic business lower than that of the previous year. The extent of such a shortfall will depend mainly on advertising sales in Italy and Spain that are at present difficult to forecast given the absence of any clearly visible trends in the advertising market for the coming months.

- The second half of the year is also expected to benefit from the higher contribution of the pay TV business and the launch in the autumn of the mobile TV offer using DVBH technology.

Cologno Monzese, 12 September 2006

Department of Communications and Media Relations
Tel. +39 0225147493
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET
MEDIASET

Consolidated income statement (*)

in €m

	1st half 2006	1st half 2005(**)	2° trimestre 2006	2° trimestre 2005(**)
Total consolidated net revenues	**1,994.1**	**1,980.2**	**1,038.9**	**1,069.5**
Labour costs	231.0	219.4	115.3	109.3
Procurement, services and other costs	683.9	607.8	327.8	311.7
Operating costs	**914.9**	**827.2**	**443.1**	**421.0**
Gross operating profit	**1,079.2**	**1,153.0**	**595.8**	**648.5**
Amortisation and depreciations	428.8	398.6	209.7	195.0
Operating profit	**650.4**	**754.4**	**386.1**	**453.5**
((Losses)/gains from equity disposals	1.3	43.1	-	-
EBIT	**651.7**	**797.5**	**386.1**	**453.5**
Financial income /(charges)	(5.4)	(9.7)	(1.7)	(10.0)
Income from investments	-	1.1	0.4	2.1
Profit before taxation	**646.3**	**788.9**	**384.8**	**445.6**
Income taxes	(220.7)	(274.4)	(140.9)	(162.1)
Net profit from operations	**425.6**	**514.5**	**243.9**	**283.5**
(Net profit from discontinued activities)	-	-	-	-
(Minority interest (profit)/loss	(93.1)	(87.9)	(56.5)	(55.6)
Profit for the Mediaset Group	**332.5**	**426.6**	**187.4**	**227.9**

Highlights from the consolidated balance sheet (*)

in €m

	30/06/2006	31/12/2005
Television rights	2,474.8	2,086.5
Goodwill and consolidation differences	368.7	368.8
Other tangible/intangible assets	1,110.1	853.0
Financial assets	98.9	136.0
Net working capital & other assets/liabilities	(456.7)	(75.3)
Severance indemnity reserve	(132.8)	(132.0)
Net invested capital	**3,463.0**	**3,237.0**
Group net equity	2,461.8	2,593.9
Minority interest	236.5	285.1
Net equity	**2,698.3**	**2,879.0**
Net financial position	**(764.7)**	**(358.0)**

(*)Reclassified outlines contained in the report are not subject to certification by external auditore
(**)*A reclassification has been made of revenues and operating costs compared with the version published in 2005.*



2006 First Half Results

MEDIASET

Milan, 12th September 2006





Broadcasting

MEDIASET

2006 1st Half Results



MEDIASET 2006 1H | 24Hours Audience Share

		1H 2006	1H 2006 Excluding World Cup (1/1 – 9/6)
INDIVIDUALS	Rai	44.0%	43.8%
	MEDIASET	40.6%	41.1%
COMMERCIAL TARGET (15-64 Years)	Rai	40.2%	39.9%
	MEDIASET	42.9%	43.6%

Source: Auditel

MEDIASET 2006 1H | PRIME TIME Audience Share

20.30-22.30

		1H 2006	1H 2006 Excluding World Cup (1/1 – 9/6)
INDIVIDUALS	Rai	45.6%	44.7%
	MEDIASET	40.7%	41.8%
COMMERCIAL TARGET (15-64 Years)	Rai	42.8%	41.7%
	MEDIASET	42.8%	44.1%

Source: Auditel

MEDIASET 2006 1H | PRIME TIME Audience Share

20.30-22.30

		1H 2006	1H 2006 Excluding World Cup (1/1 – 9/6)
INDIVIDUALS	Rai Uno	24.6%	23.7%
	5	22.4%	23.3%
COMMERCIAL TARGET (15-64 Years)	Rai Uno	21.6%	20.3%
	5	24.1%	25.2%

Source: Auditel

MEDIASET | 2006 Autumn Season: Audience "Garanteed"

Day Time		02.00-20.30 - 22.30-02.00
3rd September – 2nd December	CANALE 5	21.5%
	ITALIA 1	11.0%
	RETE 4	8.5%
	MEDIASET	41.0%

Prime Time		20.30-22.30
3rd September – 2nd December	CANALE 5	23.5%
	ITALIA 1	11.0%
	RETE 4	8.0%
	MEDIASET	42.5%



Advertising

2006 1st Half Results



MEDIASET 2006 1H | Publitalia Advertising Revenues


-1.4%
1,598.2
1,576.2
(Euro ml.)
1H 2005
1H 2006

MEDIASET 2006 1H | Advertising by Sector

	1Q 2006 Growth vs. previous year	1H 2006 Growth vs. previous year
FOOD	+2.1%	+2.6%
NON FOOD	+0.7%	-1.7%
FINANCE/INSURANCE	+19.3%	-17.0%
RETAIL	+30.7%	+6.8%
TELECOM	+21.1%	+13.1%
AUTOMOTIVE	+11.7%	-1.2%
MEDIA / PUBLISHING	-19.1%	-16.9%

MEDIASET 2006 1H | Advertising Breakdown by Sector

	1H 2005	1H 2006
AUTOMOTIVE	12.3%	12.3%
GROCERY	42.0%	43.0%
FINANCE	4.7%	3.9%
TELECOM	11.0%	12.7%
RETAIL	1.4%	1.5%
OTHER SECTORS	28.6%	26.6%
	100%	*100%*

MEDIASET 2006 1H | New Client Acquisition Policy

	1H 2005	1H 2006
Active Clients	791	837
New Clients	125	152

Financial

2006 1st Half Results





MEDIASET GROUP 2006 1H | P&L Highlights

(Euro ml.)	1H 2005	1H 2006
Net Consolidated Revenues	1,980.2	1,994.1
EBITDA	1,153.0	1,079.2
Gain (Losses) from Equity disinvest.	43.1	1.3
EBIT	797.5	651.7
Net Profit	426.6	332.5
Consolidated Net Financial Position 30/6	(45.6)	(764.7)

MEDIASET GROUP 2006 1H | P&L Consolidated Results

(Euro ml.)	1H 2006 Consolidated	1H 2006 Mediaset	1H 2006 Telecinco	Consolidation Effects
Net Consolidated Revenues	**1,994.1**	**1,472.2**	**523.3**	**(1.4)**
EBITDA	**1,079.2**	**736.9**	**343.0**	**(0.7)**
margin	***54.1%***	***50.1%***	***65.5%***	
EBIT	**651.7**	**387.8**	**264.4**	**(0.5)**
margin	***32.7%***	***26.3%***	***50.5%***	
Net Profit	**425.6**	**239.0**	**186.4**	**0.2**
T5 Minorities	(93.1)			
Group Net Profit	**332.5**			

MEDIASET

2006 1H RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2006 1H | P&L Results

(Euro ml.)	1H 2005	1H 2006
Net Consolidated Revenues	**1,471.2**	**1,472.2**
Personnel Costs	(183.3)	(193.3)
Other Operating Costs	(467.4)	(542.1)
EBITDA	**820.5**	**736.9**
Rights Amortisation	(285.5)	(303.9)
Other Amortisation & Depreciation	(37.2)	(46.6)
Operating Profit	**497.9**	**386.4**
Gain (Losses) from Equity disinvest.	40.9	1.4
EBIT	**538.8**	**387.8**
Financial Income (Losses)	(12.1)	(9.9)
Associates	0.6	(0.3)
Pre-Tax Profit	**527.3**	**377.6**
Taxes	(190.8)	(138.3)
NET PROFIT	**336.3**	**239.0**

MEDIASET ITALIAN BUSINESS 2006 1H | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	1,377.3	(954.5)	422.9	*30.7%*
Network Operator	69.6	(81.7)	(12.1)	*n.a.*
Pay TV	36.3	(52.2)	(16.0)	*n.a.*
Other Activities	47.5	(55.7)	(8.2)	*n.a.*
Intra-company Eliminations	*(58.6)*	*58.6*	-	-
TOTAL	**1,472.2**	**(1,085.8)**	**386.4**	*26.2%*

MEDIASET ITALIAN BUSINESS | FTA TV Operations

(Euro ml.)	1H 2005	1H 2006
Total Net TV Revenues	**1,397.6**	**1,377.3**
TV Advertising Revenues	1,598.2	1,576.2
Multichannel Adv. Revenues	1.0	2.7
Commissions	(237.7)	(235.2)
Other TV Revenues	36.1	33.6
Total TV Costs	**(899.2)**	**(954.5)**
Personnel	(158.7)	(165.2)
TV Operating Costs	(390.8)	(437.2)
TV Rights Amortisations	(278.6)	(292.6)
Other A&D	(25.0)	(23.1)
Net Intra-company Items	*(46.2)*	*(36.3)*
FTA TV Operating Profit	**498.4**	**422.9**
margin	*35.7%*	*30.7%*

MEDIASET ITALIAN BUSINESS | Network Operator

(Euro ml.)	1H 2005	1H 2006
Total Net Revenues	**71.4**	**69.6**
3° Party DVB-T Revenues	8.7	9.2
3° Party DVB-H Revenues	-	1.0
Other Revenues	4.3	0.8
Net intra-company Items	*58.4*	*58.6*
Total Costs	**(65.7)**	**(81.7)**
Personnel	(16.9)	(17.2)
Other Operating Costs	(37.5)	(45.8)
Other Amortisation & Depreciation	(11.3)	(18.7)
Network Operator Operating Profit	**5.7**	**(12.1)**

MEDIASET ITALIAN BUSINESS | Pay TV

	Up to 31/12/2005	From 1/1/2006 to 30/6/2006	From 1/1/2006 to 10/9/2006	TOTAL At 10/9/2006
"Mediaset Premium" Smart Cards Sold to Retailers	1.438.000	500.000	695.000	**2.133.000**
N° Recharges sold to Retailers	1.282.000	1.439.000	1.918.000	**3.200.000**
"Cashed in"	63.4 ml Euro	26.1 ml Euro	-	-

MEDIASET ITALIAN BUSINESS | 2006-07 Football PPV Offer

	2006-07 Season			2005-06 Season		
	Teams		N° Matches	Teams		N° Matches
Serie A TIM 2006-2007	Milan Roma Torino Internazionale Lazio	Livorno Reggina Atalanta Messina Siena	240	Milan Roma Juventus Livorno Internazionale	Treviso Lazio Sampdoria Messina Siena	190
Serie B TIM 2006-2007	Juventus Genoa Napoli		120			-
UEFA Champions League	All matches		125			-
Total N° matches			485			190

Note: **red**: all matches; **blue**: home matches only

MEDIASET ITALIAN BUSINESS | Pay TV

(Euro ml.)	1H 2005	1H 2006
Total Net PPV Revenues	**21.5**	**36.3**
PPV Revenues	15.2	33.5
Advertising Revenues	1.9	3.2
Other Revenues	4.7	-
Commissions	(0.3)	(0.5)
Total PPV Costs	**(29.6)**	**(52.2)**
Personnel	(0.6)	(1.2)
Other Operating Costs	(17.9)	(19.8)
Rights Amortisations and Other *D&A*	(3.7)	(11.7)
Net intra-company items	*(7.3)*	*(19.6)*
PPV Operating Profit	**(8.1)**	**(16.0)**

MEDIASET ITALIAN BUSINESS | Other Activities

(Euro ml.)	1H 2005	1H 2006
Total Net Revenues	**39.1**	**47.5**
Thematic Channels	15.4	-
Multimedia	9.2	12.9
Mediashopping	2.8	14.0
Other Non-TV Revenues	11.7	20.5
Total Costs	**(37.2)**	**(55.7)**
Personnel	(7.0)	(9.7)
Other Operating Cost	(21.1)	(39.0)
Right Amortisations	(3.3)	-
Other Amortisations & Depreciations	(0.9)	(4.3)
Net Intra-company Items	*(4.9)*	*(2.7)*
Other Activities Operating Profit	**1.9**	**(8.2)**

MEDIASET ITALIAN BUSINESS | Investments


1H 2005
45.2
26.9
0.8
376.6
ml Euro
303.7
1H 2006
247.6
73.0
278.1
27.0
975.2
ml Euro
349.5
TV Rights
PPV Rights
DTT
Technical & Immaterial
Option Rights

MEDIASET ITALIAN BUSINESS | Cash Flow Statement

(Euro ml.)	1H 2005	1H 2006
Initial Net Financial Position 1/1	**(182.3)**	**(713.8)**
Free Cash Flow from Core Activities	**187.6**	**(19.6)**
- Cash Flow from Operations	623.9	599.2
- Investments	(376.6)	(975.2)
- Disinvestments	21.6	18.0
- Change in Net Working Capital (CNWC)	(81.4)	338.4
Equity (Investments)/Disinvest.	46.9	48.7
Free Cash Flow	**234.5**	**29.1**
Change in Equity	(2.1)	18.3
Cashed in Dividends	89.9	124.3
Dividends	(448.8)	(489.3)
Total Net Cash Flow	**(126.5)**	**(317.6)**
Final Net Financial Position 30/6	**(308.8)**	**(1,031.4)**

Back Up Slides

MEDIASET

2006 1H Results



TELECINCO



TELECINCO | P&L Results (IAS/IFRS)

(Euro ml.)	1H 2005	1H 2006
Net Consolidated Revenues	**509.0**	**523.3**
Personnel Costs	(36.1)	(37.7)
Other Operating Costs	(140.4)	(142.7)
EBITDA	**332.5**	**343.0**
Amortisation & Depreciation	(75.9)	(78.6)
EBIT	**256.6**	**264.4**
Financial Income (Losses)	2.4	4.5
Associates	0.5	0.2
Pre-Tax Profit	**259.5**	**269.1**
Taxes	(83.6)	(82.5)
NET PROFIT	**175.9**	**186.4**

TELECINCO | Investments (IAS/IFRS)


1H 2005
2.4
100.0
ml Euro
97.6
1H 2006
2.2
101.6
ml Euro
99.4
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO | Cash Flow Statement (IAS/IFRS)

(Euro ml.)	1H 2005	1H 2006
Initial Net Financial Position	**244.4**	**355.8**
Free Cash Flow	**189.4**	**207.5**
Cash Flow from Operations	255.1	271.7
Investments	(100.0)	(101.6)
Disinvestments	1.5	0.1
Change in Net Working Capital (CNWC)	32.8	37.3
Equity (Investments)/Disinvest.	(0.5)	(11.3)
Cashed in Dividends	1.1	1.2
Dividends	(172.6)	(290.3)
Change in Equity	1.4	3.8
Total Net Cash Flow	**18.8**	**(89.1)**
Final Net Financial Position	**263.2**	**266.7**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.